FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549



                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of April 2006


                         Commission File Number: 1-14396

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
               --------------------------------------------------
                 (Translation of registrant's name into English)

         17/F, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]          Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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                                                                               2


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  [_]          No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_________.

Information furnished on this form:

Notice of Annual General Meeting, dated April 18, 2006



                                     EXHIBIT

EXHIBIT NUMBER                                                            PAGE
--------------                                                            ----

1.1      Notice of Annual General Meeting, dated April 18, 2006            5

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                                             (Registrant)




Date: April 19, 2006                By:  /s/ Peter Jackson
                                         ------------------------------
                                         Peter Jackson
                                         Chief Executive Officer

EXHIBIT 1.1
-----------



               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                          [CHINESE CHARACTERS OMITTED]

                (INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)
                               (STOCK CODE: 1135)


                       NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting ("AGM") of Asia Satellite Telecommunications Holdings Limited [CHINESE CHARACTERS OMITTED](the "Company") will be held at 17th Floor, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong on Friday, 19 May 2006 at 11:30 a.m. for the purpose of transacting the following businesses:

ORDINARY BUSINESS

(1) To receive and consider the audited Statement of Accounts and the Reports of the Directors and Auditors of the Company for the year ended 31 December 2005.

(2)  To declare a final dividend for the year ended 31 December 2005.

(3)  To  re-elect   Directors   and  authorise  the  Directors  to  fix  their
     remuneration.

(4) To re-appoint PricewaterhouseCoopers as Auditors of the Company and authorise the Directors to fix their remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

(5)  "THAT:

     (A) subject to paragraph (B) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue, grant, distribute and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options, warrants and other securities which will or might require Shares to be allotted, issued, granted, distributed or otherwise dealt with during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved;

     (B) the aggregate nominal amount of share capital allotted, issued, granted, distributed or otherwise dealt with or agreed conditionally or unconditionally to be allotted, issued, granted, distributed or otherwise dealt with (whether pursuant to an option, conversion or otherwise) by the Directors pursuant to the approval in paragraph
          (A) above, otherwise than pursuant to

          (i)   a Rights Issue; or

          (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares, pursuant to the Rules of the Company's Share Option Scheme; or

          (iii) the exercise of rights of subscription or conversion under the terms of any warrant issued by the Company or any securities which are convertible into Shares;

          shall not exceed the aggregate of:

          (a) ten percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 5; and

          (b) (if the Directors are so authorised by a separate resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this Resolution 5 (up to a maximum equivalent to ten percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution 5);

          and the said approval shall be limited accordingly; and

     (C)  for the purpose of Resolution 5:

          (i) "Relevant Period" means the period from (and including) the date of passing of this Resolution 5 until the earlier of:

                (a)  the conclusion of the next AGM of the Company;

                (b) the expiration of the period within which the next AGM of the Company is required by the Bye-laws of the Company or by law to be held; and

                (c) the revocation or variation of the authority given under this Resolution 5 by an ordinary resolution of the shareholders of the Company in general meeting;

          (ii) "Rights Issue" means an offer of Shares open for a period fixed by the Directors to holders of Shares on the register of members (and, if appropriate, to the holders of warrants and other securities which carry a right to subscribe or purchase shares in the Company on the relevant register) on a fixed record date in proportion to their then holdings of such Shares (and, if appropriate, such warrants and other securities) (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any jurisdiction or territory applicable to the Company); and

          (iii) "Shares" means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares in the Company."

(6)  "THAT:

     (A) subject to paragraph (B) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or of any other stock exchange on which the Shares may be listed and which is recognised for this purpose by the Securities and Futures Commission and the Stock Exchange, in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time), be and is hereby generally and unconditionally approved;

     (B) the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased pursuant to the approval in paragraph (A) above shall not exceed ten percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 6, and the said approval shall be limited accordingly; and

     (C)  for the purposes of this Resolution 6:

          (i) "Relevant Period" means the period from (and including) the passing of this Resolution 6 until the earlier of:

               (a)  the conclusion of the next AGM of the Company;

               (b) the expiration of the period within which the next AGM of the Company is required by the Bye-laws of the Company or by law to be held; and

               (c) the revocation or variation of the authority given under this Resolution 6 by an ordinary resolution of the shareholders of the Company in general meeting; and

          (ii) "Shares" means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares in the Company."

(7) "THAT, conditional on the passing of Resolutions 5 and 6, the exercise by the Directors referred to in paragraph (A) of Resolution 5 in respect of the share capital of the Company referred to in sub-paragraph (b) of paragraph (B) of Resolution 5, be and is hereby approved and authorised."

The principal and branch registers of members will be closed from Friday, 12 May 2006 to Friday, 19 May 2006 both days inclusive.

By order of the Board
DENIS LAU
COMPANY SECRETARY

Hong Kong, 18 April 2006


EXPLANATORY NOTES TO THE NOTICE OF ANNUAL GENERAL MEETING:

PROXY INFORMATION

1. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a form of proxy must be delivered to the Company's registrars, Computershare Hong Kong Investor Services Ltd, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the meeting or adjourned meeting (or 24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If a proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign (or a copy which has been certified by a notary or an office copy) must be delivered to the Company's registrar with the proxy form, except that a power of attorney which has already been registered with the Company need not be so delivered. Proxy forms sent electronically or by any other data transmission process will not be accepted. COMPLETION AND RETURN OF A FORM OF PROXY WILL NOT PRECLUDE A MEMBER FROM ATTENDING IN PERSON AND VOTING AT THE MEETING OR ANY ADJOURNMENT THEREOF SHOULD HE SO WISH.

DIVIDENDS

3. The register of members of the Company will be closed from Friday, 12 May 2006 to Friday, 19 May 2006 (both days inclusive), during which period no transfer of shares in the Company was affected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, have to be lodged with the Company's registrar, Computershare Hong Kong Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:00 p.m. on Thursday, 11 May 2006.

4. The Board of Directors has recommended a final dividend for the year ended 31 December 2005 (the "Final Dividend") of HK$0.27 per share and, if such dividend is declared by the shareholders by passing Resolution 2, it is expected to be paid on or about 23 May 2006 to those shareholders whose names appeared on the Company's register of members on 19 May 2006.

DIRECTORS

5. In relation to Resolution 3 in the Notice regarding re-election of Directors, Professor Edward CHEN, Ms. Cynthia DICKINS, Mr. Peter JACKSON and Mr. William WADE retire at the AGM by rotation pursuant to the Company's Bye-laws and, being eligible, offer themselves for re-election. The re-election of these retiring Directors will be individually voted on by Shareholders.

6. The qualifications, previous experience and length of service with the Company of all the Directors who stand for re-election at the AGM are set out below in paragraphs 9.1 to 9.4 in this Notice.

7. Messrs. Peter JACKSON and William WADE who stand for re-election at the AGM had personal interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance are set out in the "Directors' Report" on page 42 in Company's Annual Report 2005 and are unchanged save as at 31 March 2006 being the latest practicable date prior to the printing of the Notice (latest practicable date).

8. The amount of emoluments paid for the year ended 31 December 2005 to each of the Directors who stand for re-election at the AGM are set out in note 20 to the consolidated financial statements.

9. Other biographical details of each of the Directors who stand for re-election at the AGM, as required by rule 13.51(2) of the Rules Governing the Listing of Securities on the Exchange (the Listing Rules) as at the latest practicable date, are set out below to enable Shareholders to make an informed decision on their re-election. Save for the information set out in this paragraph 9 and in paragraphs 5 to 8 above, there are no other matters that need to be brought to the attention of Shareholders in respect of the Directors who stand for re-election at the AGM.

     9.1  PROFESSOR EDWARD CHEN

          Professor Edward CHEN, G.B.S., C.B.E., J.P., aged 61, has been an Independent Non-executive Director of the Company since May 1996. He was educated at Hong Kong University (Bachelor of Arts, Master of Social Science) and Oxford University (Doctor of Philosophy) and is currently President of Lingnan University in Hong Kong. He was a member of the Executive Council of Hong Kong from 1992 to 1997 and Chairman of the Consumer Council from 1991 to 1997. He is now Chairman of the Press Council, a Director of First Pacific Company Limited, a Trustee of Eaton Vance Management Funds (Boston), a director of The Wharf (Holdings) Limited and also a director of China Resources Peoples Telephone Company.

     9.2  MS. CYNTHIA DICKINS

          Ms. Cynthia DICKINS, aged 42, was appointed as a Non-executive Director of the Company on 17 November 2005. She is currently President of SES Asia S.A., a wholly-owned subsidiary of SES GLOBAL S.A. ("SES GLOBAL"). She has been with the SES GLOBAL via various predecessor companies since 1997, when she joined GE Americom as Managing Director of Americom Asia Pacific based in Singapore. Prior to GE, she held International Management positions with TV Shopping Network, PanAmSat Corporation and Pharmacia (formerly Monsanto Company). She holds a Masters of International Management degree from the American Graduate School of International Management (Thunderbird) in Arizona (USA) and a Bachelor of Arts degree in International Relations from Gonzaga University, Washington (USA).

     9.3  MR. PETER JACKSON

          Mr. Peter JACKSON, aged 57, has been an Executive Director and the Chief Executive Officer of the Company since May 1996, having served in that position with AsiaSat since July 1993 prior to the listing of the Company. He has over 27 years' experience in the telecommunications field. Prior to his appointment as the Chief Executive Officer in 1996, he was employed by Cable & Wireless plc where he held engineering, marketing and management positions and was responsible for several satellite telecommunications ventures.

     9.4  MR. WILLIAM WADE

          Mr. William WADE, aged 49, has been an Executive Director and the Deputy Chief Executive Officer of the Company since May 1996, having served in that position with AsiaSat since April 1994 prior to the listing of the Company. He has over 21 years' experience in the satellite and cable television industry. He speaks Mandarin Chinese and holds a Bachelor of Arts (Honours) degree in Communications from the University of Utah and a Masters of International Management degree from Thunderbird (the Garvin School of International Management).

AUDITORS' REMUNERATION

10. In relation to Resolution 4 in the Notice regarding the authorisation of Directors to fix auditors' remuneration, Shareholders should note that, in practice, the amount of auditors' remuneration for the year 2006 audit cannot be determined at the beginning of the financial year. This is because auditors' remuneration for any given year varies, in particular by reference to the scope and extent of the audit work which is undertaken during the year.

11. In order to be able to charge the amount of auditors' remuneration as operating expenses for the year ending 31 December 2006, Shareholders' approval to delegate the authority to the Directors to fix the auditors' remuneration for the year ending 31 December 2006 is required at the AGM.

12. The work of the auditors and the amount of remuneration paid to the auditors for the year 2005 audit has been reviewed by the Audit Committee. The approved amount of auditors' remuneration and fees paid to the auditors for non-audit services are disclosed on page 25 of Company's Annual Report 2005. All non-audit services performed by the auditors were pre-approved by the Audit Committee in line with the requirements of the Sarbanes-Oxley Act.

SHARE REPURCHASE MANDATE

13. In relation to the general mandate referred to in Resolution 6 in the Notice, an Ordinary Resolution was passed at the AGM on 13 May 2005 giving a general mandate to the Directors to repurchase shares of the Company on the Stock Exchange representing up to twenty per cent of the issued share capital of the Company. Up to the latest practicable date, no shares were repurchased pursuant to this general mandate, which will lapse at the conclusion of the forthcoming AGM, unless the mandate is renewed at that meeting. The Directors believe that it is in the best interests of the Company and its Shareholders to have a general authority from Shareholders to enable the Directors to repurchase shares on an opportunistic basis for the enhancement of long-term shareholder value. Shareholders' attention is particularly drawn to the implication of share repurchases under the Hong Kong Code on Takeovers and Mergers as set out in the Explanatory Statement on the Share Repurchase Mandate which is sent to Shareholders together with the Notice.

RIGHT TO DEMAND A POLL

14. Pursuant to Article 78 of the Bye-law of the Company, every resolution put to vote to a general meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:-

     (a)  by the Chairman of the meeting; or

     (b) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

     (c) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

     (d) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring the right.

     Unless a poll be so demanded and not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

As at the date of this announcement, the Board comprises the following directors:

EXECUTIVE DIRECTORS:
Mr. Peter JACKSON (CHIEF EXECUTIVE OFFICER)
Mr. William WADE (DEPUTY CHIEF EXECUTIVE OFFICER)

NON-EXECUTIVE DIRECTORS:
Mr. Romain BAUSCH (CHAIRMAN)            Mr. MI Zeng Xin (DEPUTY CHAIRMAN)
Mr. Robert BEDNAREK                     Ms. Cynthia DICKINS
Mr. DING Yu Cheng                       Mr. KO Fai Wong
Mr. JU Wei Min                          Mr. Mark RIGOLLE

INDEPENDENT NON-EXECUTIVE DIRECTORS:
Prof. Edward CHEN                       Mr. R. Donald FULLERTON
Mr. Robert SZE